EXHIBIT 21.1

LIST OF SUBSIDIARIES

The following list sets forth the subsidiaries of the registrant as of December 31, 2021:

Company	State of Incorporation
Mega Metaverse Corp.	California
JetFleet Holding Corp.(1)	California
ACY SN 15129 LLC (2)	Delaware
ACY SN 19002 Limited (2)	United Kingdom
ACY SN 19003 Limited (2)	United Kingdom
JetFleet Management Corp (1)(2)	California
1314401 Alberta Inc., d/b/a JetFleet Canada (2)	Alberta, Canada

(1)	On January 1, 2022, JetFleet Management Corp. (“JMC”), a wholly-owned subsidiary of JetFleet Holding Corp. (“JHC”), was merged with and into JHC, with JHC being the surviving entity. As part of the merger, JHC changed its name to JetFleet Management Corp.

(2)	Subsidiary of JHC.